SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 5 to 8 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 19, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1041 (EUR 0.9057 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2015 through August 2015 (through August 14, 2015), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2015	1.1428	1.0876
June 2015	1.1404	1.0913
July 2015	1.1150	1.0848
August 2015 (through August 14, 2015)	1.1198	1.0868

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2015

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2015.

The group’s total assets increased by 3.2%, or EUR 15.5 billion, from EUR 489.1 billion as of December 31, 2014 to EUR 504.5 billion as of June 30, 2015.

The group’s operating result before valuation and promotional activities amounted to EUR 1,009 million for the six months ended June 30, 2015, compared with EUR 1,034 million for the corresponding period in 2014. The main driver for the group’s operating result before valuation and promotional activities during the six months ended June 30, 2015 was an increase in net interest income, reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Income from risk provisions in an amount of EUR 18 million for the six months ended June 30, 2015, compared with expenses in an amount of EUR 71 million for the corresponding period in 2014;

•

Positive effects in an amount of EUR 135 million as market values of securities and equity investments increased in the six months ended June 30, 2015, compared with positive effects of EUR 133 million for the corresponding period in 2014;

•

Net gains in an amount of EUR 68 million for the six months ended June 30, 2015, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared with net gains in an amount of EUR 12 million for the corresponding period in 2014(1); and

•	Expenses relating to promotional activities in an amount of EUR 181 million for the six months ended June 30, 2015, compared with EUR 186 million for the corresponding period in 2014.

The group’s consolidated result for the six months ended June 30, 2015 amounted to EUR 1,152 million, compared with EUR 889 million for the corresponding period in 2014.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2015 as compared with the corresponding period in 2014.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2015	2014	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	11,024	9,977	10
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	14,651	11,292	30
Export and project finance (KfW IPEX-Bank)	13,123	7,878	67
Promotion of developing and transition countries	2,302	2,090	10
of which KfW Entwicklungsbank	1,633	1,615	1
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	669	475	41
Capital markets	493	517	-5

Total promotional business volume (1) (2)	41,517	31,674	31

(1)	Total promotional business volume for the six months ended June 30, 2015 has been adjusted for commitments of EUR 76 million, compared to EUR 81 million for the corresponding period in 2014, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 41.5 billion for the six months ended June 30, 2015 from EUR 31.7 billion for the corresponding period in 2014. This increase was largely driven by increases in commitments in each of KfW’s export and project finance and KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sectors.

Commitments in the Mittelstandsbank business sector increased to EUR 11.0 billion for the six months ended June 30, 2015 from EUR 10.0 billion for the corresponding period in 2014. This development was driven by higher commitments under KfW’s general investment programs as well as higher commitments under KfW’s environmental investment programs.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 14.7 billion for the six months ended June 30, 2015 from EUR 11.3 billion for the corresponding period in 2014. This development was mainly attributable to higher commitments for global funding facilities to Landesförderinstitute and higher commitments for infrastructure investments.

Commitments in KfW’s export and project finance business sector for the six months ended June 30, 2015 amounted to EUR 13.1 billion, compared to EUR 7.9 billion for the corresponding period in 2014. This development was mainly attributable to increased commitments for KfW IPEX-Bank’s maritime industry sector, increased commitments for its industry and services sector and increased commitments for its power, renewables and water sector.

Commitments related to KfW’s promotion of developing and transition countries increased to EUR 2.3 billion for the six months ended June 30, 2015 from EUR 2.1 billion for the corresponding period in 2014. This increase was driven by a rise in commitments of DEG.

Commitments in KfW’s capital markets business sector for the six months ended June 30, 2015 decreased to EUR 493 million, compared to EUR 517 million for the corresponding period in 2014.

Sources of Funds

The volume of funding raised in the capital markets for the seven months ended July 31, 2015 totaled EUR 38.1 billion, of which 24% was raised in euro, 54% in U.S. dollar and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2015

(EUR in millions)
Borrowings
Short-term funds	40,597
Bonds and other fixed-income securities	373,416
Other borrowings	37,464
Subordinated liabilities	300

Total borrowings	451,777

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the European Recovery Program (“ERP”) Special Fund	1,191
Retained earnings	11,171
Fund for general banking risks	500
Revaluation reserve	-608
Total equity	24,000

Total capitalization	475,777

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2015, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of June 30, 2015 is not necessarily indicative of its capitalization to be recorded as of December 31, 2015.

The increase of EUR 2,402 million in total equity, which totaled EUR 24,000 million as of June 30, 2015 compared to EUR 21,598 million as of December 31, 2014, reflected (i) KfW Group’s consolidated result of EUR 1,152 million for the six months ended June 30, 2015 and (ii) an increase of EUR 1,250 million due to the conversion of the ERP Special Fund subordinated loan into equity by inclusion in KfW’s capital reserve.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the European Union Capital Requirements Regulation (“CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, will apply to KfW by analogy with effect from January 1, 2016. KfW, however, already calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2015, KfW’s total capital ratio according to article 92 of the CRR amounted to 14.7% and its Common Equity Tier 1 ratio amounted to 14.6% as of June 30, 2015. The decrease of the total capital ratio, which amounted to 15.1% as of December 31, 2014, was mainly driven by higher exposures due to the appreciation of the U.S. dollar against the euro. With respect to the Common Equity Tier 1 ratio, which amounted to 14.1% as of December 31, 2014, the negative effect of higher exposures was more than offset by the conversion of the ERP Special Fund subordinated loan into equity.

Other Recent Developments

Privatization Initiatives

On May 21, 2015, the shareholders’ meeting of Deutsche Telekom AG (“Deutsche Telekom”) resolved to pay out a dividend of EUR 0.50 per share for 2014. As in the two previous years, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 803.9 million ordinary registered shares (December 31, 2014: 791.2 million). After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom remained nearly unchanged at approximately 17.5% (December 31, 2014: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany (the “Federal Republic”) amounts to approximately 14.3%.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2015 compared to the first quarter of 2015. Compared to the previous quarter, positive contributions mainly came from foreign trade. According to provisional calculations, exports of goods and services increased much more than imports, due in part to the weak euro. In addition, the final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. However, fixed capital formation decreased compared with the first quarter of 2015, especially in construction. Inventories also decreased markedly over the previous quarter.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2015 increased by 1.6% in price and calendar-adjusted terms, following an increase of 1.1% in the first quarter of 2015.

Source: Statistisches Bundesamt, Gross domestic product up 0.4% in the 2nd quarter of 2015, press release of August 14, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_293_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2

In July 2015, consumer prices in Germany rose by 0.2% compared to July 2014. The inflation rate thus decreased compared to the year-on-year rate measured in June 2015. The low inflation rate in July 2015 was mainly due to a 6.2% decrease in energy prices. Most notably, prices for heating oil and motor fuels decreased by 22.4% and 7.1%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in July 2015 compared to July 2014 would have been 1.0%.

Food prices increased by 0.4% in July 2015 compared to July 2014. Overall, the prices of goods decreased by 0.7% in July 2015 compared to July 2014, mainly as a result of the decrease in energy prices. By contrast, prices for services increased by 1.1% in July 2015 compared to July 2014, due mainly to a 1.2% increase in net rents exclusive of heating expenses.

Compared to June 2015, the consumer price index increased by 0.2% in July 2015. Due especially to seasonal factors, prices for package holidays and air tickets increased by 16.0% and 5.3%, respectively. Overall, energy prices decreased by 0.5% from June 2015 to July 2015. Prices for food decreased by 0.7% in July 2015 compared to June 2015.

Source: Statistisches Bundesamt, Consumer prices in July 2015: +0.2% on July 2014, press release of August 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_291_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.6	4.7
June 2015	4.6	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 161,000 persons, or 0.4%, from June 2014 to June 2015. Compared to May 2015, the number of employed persons in June 2015 increased by approximately 10,000, after adjustment for seasonal fluctuations.

In June 2015, the number of unemployed persons decreased by approximately 69,000, or 3.5%, compared to June 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2015 decreased by 0.5% to 1.97 million compared to May 2015.

Sources: Statistisches Bundesamt, June 2015: employment up 0.4% on a year earlier, press release of July 30, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/07/PE15_271_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2015	January to June 2014
Trade in goods, including supplementary trade items	130.1	108.1
Services	-15.0	-15.6
Primary income	22.4	23.3
Secondary income	-22.9	-21.7

Current account	114.6	94.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2015: +13.7% on June 2014, press release of August 7, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_283_51.html).

Other Recent Developments

Financial Assistance to Euro Area Member States

An agreement between Greece and the European institutions, with input from the International Monetary Fund (“IMF”), on the policy conditionality underlying a new economic adjustment program from the European Stability Mechanism (“ESM”) was reached on August 14, 2015. The program will cover an amount of up to EUR 86 billion, including a buffer of up to EUR 25 billion for the banking sector.

Source: Council of the European Union, Eurogroup statement on the ESM programme for Greece, press release of August 14, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/08/14-eurogroup-statement).

In July 2015, the sixth review mission for Cyprus’s economic adjustment program was successfully concluded, unlocking the disbursement of a further EUR 100 million by the European Stability Mechanism and EUR 278.4 million by the International Monetary Fund.

Sources: International Monetary Fund, IMF Completes Fifth, Sixth, and Seventh Reviews of Cyprus’ EFF and Approves €278.4 Million Disbursement, press release of June 19, 2015 (http://www.imf.org/external/np/sec/pr/2015/pr15287.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ HORST SEISSINGER

Name: Horst Seissinger
Title: First Vice President

By:	/S/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: August 20, 2015